Exhibit 99.1

Second Supplemental Agreement to the Purchase Agreement

by and among

TANTECH HOLDINGS LTD

HENGLONG CHEN

and

SUZHOU YIMAO E-MOTORS CO., LIMITED

(苏州益茂电动客车有限公司)

Dated as of July 12, 2017

THIS SUPPLEMENTAL AGREEMENT (this “Agreement”) is dated as of July 12, 2017 and is made by and among the following parties.

Party A: Tantech Holdings Ltd. is a listed company established by the NASDAQ Stock Exchange under the law of British Virgin Islands and, and its stock code is TANH. Its regulatory agency is located in 11th Floor, Building T3, Rui Technology Park, 475 Changhe Road, Binjiang District, Hangzhou City, Zhejiang Province;

Party B: Henglong Chen, a citizen of the People’s Republic of China. His ID number is 320402196304045010 and his address is located in Room 201, Unit C, bamboo village 177, Tianning District, Changzhou City, Jiangsu Province.

Whereas:

1. Party A and Party B and SUZHOU YIMAO E-MOTORS CO., LIMITED entered into the Purchase Agreement among Tantech Holdings Ltd., Henglong Chen and SUZHOU YIMAO E-MOTORS CO., LIMITED on May 2, 2016 (hereinafter referred to as “Purchase Agreement”) on that Party A purchases the equity interest possessed or controlled by Party B of SUZHOU YIMAO E-MOTORS CO., LIMITED (hereinafter referred to as “SUZHOU YIMAO”). According to the Purchase Agreement, Party A intends to purchase SUZHOU YIMAO 100% stake by possessed or controlled by Party B in the way of stock and cash before December 31, 2016.

2. As the transfer of 30% equity interest held by ZhangjiagangJinkeChuangyeTouzi Co., Ltd. has not yet been in place on December 22, 2016, the parties signed a “Supplementary Agreement” on the basis of the Purchase Agreement on December 22, 2016 and the parties agreed to postpone the completion of the purchase to March 31, 2017.

In order to ensure that the purchase can be finished, the parties agreed to the agreement on the purchase of the relevant matters to be adjusted, and they achieved the following agreement:

I. The two parties agreed to complete the purchase of 70% equity interest in SUZHOU YIMAO held by Party B before August 1, 2017.

II. Due to the fact that Party B has exercised its option to purchase 70% of equity interests of SUZHOU YIMAO from Party A, the two parties agreed that the total purchase price shall be 25,000,000 shares of common shares and RMB 103,200,000, Party A shall issue the 25,000,000 shares to Party B and its designees. Party A shall pay the cash consideration to the designated account by Party B before July 30, 2017, and Party B shall refund the RMB 50,000,000 deposit to Party A after Party B received the cash consideration within 3 days.

 III. This Agreement is a Supplementary Agreement to the Purchase Agreement and it and the Purchase Agreement have the same legal effect. If the contents in this Agreement have conflicts with the Purchase Agreement, we shall regard this Agreement as the standard one and the rest of the contents in the Purchase Agreement shall remain in full force.

 IV. This Agreement shall become effective after signed and sealed by Party A and Party B and SUZHOU YIMAO. The Agreement has 6 counterparts and the parties shall have 2 counterparts and each counterpart shall have the legal force.

(There is no following text.)

(This page has no the text, and “The Second Supplemental Agreement of the Purchase Agreement” is the signature page)

Party A: Tantech Holdings Ltd.

Authorized representative:

Zhengyu Wang

Party B: Henglong Chen

SUZHOU YIMAO E-MOTORS CO., LIMITED

(苏州益茂电动客车有限公司)

Authorized representative: ________________________

Henglong Chen

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